Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com

Richard D. Simonds, Jr.
212.768.6936
rsimonds@sonnenschein.com

August 14, 2009

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 2 to the
Registration Statement on Form S-3 filed April 28, 2009
File No. 333-158862

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 2 to the Registration Statement.

The objective of the above-captioned Amendment No. 2 to the Registration Statement is to respond to the SEC Comment Letter to the Registrant dated July 20, 2009.  These comments and our corresponding responses may be found below.  Additionally, attached are blacklined copies of the Form of Prospectus Supplement (Version 1), Form of Prospectus Supplement (Version 2), Base Prospectus and SNR Opinion, marked to show changes from the versions of the documents filed for the Registrant on Form S-3 on July 7, 2009. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment:

1.
Risk factors should discuss specific, actual risks, not boilerplate generic risks. Please revise the risk factor sections so that they provide useful information to investors. We note, for example, on page S-19, that the second sentence of the first full risk factor begins, “If the residential real estate market should experience an overall decline in property values . . . foreclosure and losses could be higher than those now generally experienced in the mortgage lending industry” and the first sentence of the next risk factor begins, “Investors should note that some geographic regions of the United States from time to time will experience weaker regional economic conditions and housing markets . . . .” Adding a few, more current risk factors at the end of the section is not a satisfactory substitute for revising the risk factor section so that it is current, discusses real risks and contains less boilerplate language.

Response:

We have revised several risk factors in response to this comment. Note that we generally try to have a “Recent Developments” risk factor covering specific and current risks and then include additional risks of a more general nature.

Comment:

2.	In next amendment, please provide a thorough discussion in the base of the mandatory auction procedures.

Response:

We have removed this feature from our registration statement.

Comment:

3.
We note your response to prior comment 5; however, please further revise your base prospectus to include all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  In this regard, we note the following examples:

•	“or otherwise modified” in the first and second bullet points on page 8;

•	“generally will be in accordance with the same standards” on page 12;

•
“may include additional requirements relating to ARM loans or other specific types of mortgage loans, or additional provisions relating to meeting the [Qualified Substitute Mortgage Loan] requirements on an aggregate basis  . . . .” on page 17;

•	“or other modifications” on page 20;

•	“or other means of funding the transfer of additional mortgage loans” on page 73.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Response:

We have removed these types of references. The base prospectus lists all of the assets, structural features, credit enhancement or other features that we contemplate using with this shelf registration.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

Mandatory Auction of the Mandatory Auction Certificates, page S-9

Comment:

4.	Please revise to clarify who pays for the market value swap. We note that it is not listed in the table of fees, so we assume it will not come from funds otherwise going to investors.

Response:

We have removed this feature from the registration statement.

Comment:

5.	It is unclear from the disclosure whether the auction administrator will be an affiliate of any other party in the transaction. Revise to clarify.

Response:

We have removed this feature from the registration statement.

Comment:

6.
Pools backing mortgage-backed securities can change fairly significantly over time due to prepayments and defaults.  Please tell us what information will be given to the third party investors in the auction.

Response:

           We have removed this feature from the registration statement.

Impact of Regulatory Developments, page S-27

Comment:

7.
Please revise to discuss each pending legislation at the national level which might impact the pool assets.  If there are pending initiatives in any state in which a material amount of the pool’s mortgages are located, please discuss the provisions of those potential laws as well.

Response:

We have revised this risk factor to include legislation at both the national and state level which might impact the pool assets.

Impact of the Housing and Economic Recovery Act of 2008 . . . . page S-30

Comment:

8.
We note your disclosure in the second paragraph under this heading that, in addition to the Housing and Economic Recovery Act of 2008, there are other government and private-industry driven proposals which, if enacted, may impact loan modifications. If material, please provide additional discussion regarding these proposals.

Response:

Until these types of proposals are enacted, it is difficult to include disclosure on what the exact parameters are, or whether they will be applied retroactively.  However, we have included some additional language on what these proposals might entail.

Impact of the Obama Plan on Modifications, page S-30

Comment:

9.
We note your disclosure that modifications under the HAMP program are available to loans which meet the program’s qualifications.  Please revise the Collection and Other Servicing Procedures; Mortgage Loan Modifications section on page 19 of the Base Prospectus to include a discussion of the potential impact of HAMP and HASP on loan modification.  Also, please include bracketed placeholders in your prospectus supplements to confirm that you will provide information regarding the percentage of mortgage loans in the asset pool which qualify for the HAMP program.

Response:

We view the impact of HAMP and HASP as probably increasing loan modifications and have added disclosure accordingly. However, the effect of the program, particularly on pool performance, is uncertain at this time. We have add bracketed language to the risk factor disclosing the percentage of mortgage loans which qualify for the HAMP program.

The Sponsor and the Servicer, page S-78

Comment:

10.
We note that in response to prior comment 18 you state that the sponsor securitized mortgage loans from 2004 through 2006.  Please provide a general discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing mortgage loans.  Also, please provide more detail and clarity regarding the sponsor’s plans to engage in securitizing mortgage loans in the future, including an estimated timeline.  Similarly revise your disclosure in Prospectus Supplement No. 2.

Response:

We have revised to provide additional disclosure regarding the sponsor’s experience.  However, as discussed with you, given the current uncertain state of the residential mortgage-backed securities market and in particular, the status of legislation which may significantly change it, the sponsor is unable to provide an estimated timeline as to when it will engage in the next securitization transaction.  We are also unable to provide detail about the procedures the sponsor will undertake for acquiring mortgage loans, as the sponsor is currently unaware of how the future of the secondary market for mortgage loans will evolve in response to these changes.

Comment:

11.	Please include a definition of “Scratch&Dent” in the next amendment.

Response:

We have added this definition to both forms of prospectus supplement.

The Depositor, page S-79

Comment:

12.
We note that in response to prior comment 19 you provided information regarding Opteum Financial Services, LLC in its capacity as a servicer.  Please confirm that the depositor, Opteum Mortgage Acceptance Corporation, has not been involved in any prior securitizations which have defaulted or experienced an early amortization or triggering event.

Response:

We have added language stating that Opteum Mortgage Acceptance Corporation was the depositor in all of these securitizations which have suffered a default, but the default was not due to the actions of Opteum Mortgage Acceptance Corporation.

The Master Servicer, page S-86

Comment:

13.
We note that in response to prior comment 21 you added a bracketed placeholder confirming that you will include information regarding the length of time the master servicer and any additional servicer(s) have been servicing residential mortgage loans.  Please include bracketed placeholders in your prospectus supplements to confirm that you will provide, to the extent material, a general discussion of the master servicer’s and any additional servicer’s experience in servicing assets of any type.  Alternatively, state that the experience is limited to servicing residential mortgage loans.

Response:

We have added language stating that the Master Servicer’s experience is limited to servicing residential mortgage loans.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

[Name of Originator], page S-73

Comment:

14.
We note your response to prior comment 24; however, please provide a bracketed placeholder here and in Prospectus Supplement No. 1 to confirm that you will provide a description of the nature of any loan exceptions granted which deviate from the originator’s underwriting standards, including the percentage of such loans.

Response:

We have added bracketed placeholders to both forms of prospectus supplement.

Base Prospectus

Underwriting Standards, page 12

Comment:

15.	Please add a bullet summary of these underwriting standards to the summary of the supplements.

Response:

We have added a bullet point summary of the underwriting standards to both forms of prospectus supplement.

Comment:

16.	Also explain here how you base the underwriting of a loan “entirely” on the estimated value of a property during a time of prolonged decline in property values.

Response:

We have deleted the word “entirely”.

Comment:

17.
Please disclose in the supplement summary that you determine whether the mortgagor has sufficient income to service the mortgage by using the property payments during the teaser period.  If this practice would be considered predatory lending under any pending or existing legislation, please disclose here.

Response:

We do not believe that lenders are still engaging in this practice and so we have removed the language about it being based on the first year of monthly payments.

Comment:

18.
We note your response to prior comment 28; however, please discuss any safeguards which will be used to ensure the accuracy and timeliness of the information obtained pursuant to the automated valuation system.  If no such protections exist, please disclose.

Response:

We have revised accordingly.

FICO Scores, page 15

Comment:

19.	Please revise to disclose the cutoff you use when deciding not to underwrite a mortgage.

Response:

We believe the inclusion of a table reflecting credit scores in the form of prospectus supplement reflects the cut-off for FICO scores for any particular securitization and addresses this comment.

Representations by Sellers, page 15

Comment:

20.	Please add a risk factor detailing the risks described in the second and third full paragraphs on page 17.

Response:

The risk factor entitled “The sponsor has limited assets to repurchase or substitute mortgage loans for breaches of representations and warranties” describes the risks associated with those paragraphs.

Collection and Other Servicing Procedures; Mortgage Loan Modifications, page 19

Comment:

21.
We note your response to prior comment 31; however, please revise to describe the criteria which the master servicer or servicer will use to determine whether loss mitigation practices are in the best interest of the securityholders in the case of a material default on single family loan.  Provide examples of how much realized loss would be necessary to trigger loss mitigation practices. Will other factors be taken into account, such as the likelihood that loss mitigation will result in greater recovery? Please describe.

Response:

These criteria will vary based on the servicer, the types of mortgage loans, and other factors.  We intend to include this level of detail in the related prospectus supplement.  We note additionally that there is currently no generally consistent market standard, although we believe one will exist once the market for mortgage-backed securities returns.  We have added some language accordingly in the base prospectus.

Use of Proceeds, page 132

Comment:

22.
We note your response to prior comment 33. Please revise to disclose whether you will add new assets to the issuing entity to support the additional securities.  If so, please provide us with your analysis of why you would meet the discrete pool requirement of an asset-backed security. If not, please revise to disclose how you plan to support payment on those additional securities. In that regard, please tell us why you would not be considered a series trust. Refer to Section III.A.2.c. of the Regulation AB Adopting Release (Release No. 33-8518).

Response:

We have added disclosure to indicate that any additional sale of securities from a different transaction will be from a segregated trust. It would not be considered a series trust because the same trust will not conduct wholly separate ABS transactions out of the same trust. There will not be multiple, separate and unrelated transactions in one issuing entity.

Part IT – Information Not Required In Prospectus, page  II-1

Item 16. Exhibits, II-2

Exhibit 5.1

Comment:

23.	Please confirm that when you file a “clean opinion” at takedown you will remove the assumptions contained in the second sentence of the third paragraph.

Response:

We confirm we will remove these assumptions when we file a “clean opinion” at takedown; however we will thereby need to limit our opinion to the Delaware Statutory Trust Act.

Comment:

24.
We note your response to prior comment 35; however, please provide a revised opinion that does not limit on the scope of the Delaware law that counsel reviewed. Your opinion should speak to the jurisdiction’s complete body of applicable laws as of the date the securities are sold.

Response:

We have revised the opinion accordingly.

Comment:

25.
We note your response to prior comment 36; however, please revise to remove references in the prospectus and each form of prospectus supplement that counsel will deliver its opinion “to the effect” that certain federal income tax consequences have been realized. The prospectus and each form of prospectus supplement must clearly state that the “Federal Income Tax Consequences” section is counsel’s opinion.

Response:

We have removed these references and clearly indicate that the “Federal Income Tax Consequences” section is counsel’s opinion.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Copy with enclosures to:

Michelle Lacko
Max A. Webb
Division of Corporation Finance

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